Filed by Diamond Walnut Growers, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
Subject Company: Diamond Walnut Growers, Inc.
Registration Statement File No.: 333-123574

On May 5, 2005, pursuant to the By-laws of Diamond Walnut Growers, Inc., the following statement of candidacy was mailed to Region II members of Diamond Walnut Growers, Inc. in connection with that region’s election of members of the Board of Directors of Diamond Walnut Growers, Inc.

STATEMENT OF CANDIDACY

Candidate: Michael Petz (Incumbent)

Location of Farming Activities: Tracy, Vernalis, Westley and Patterson

Acres of Walnuts Farmed: 160 acres

Involvement in Walnut Industry:
Board of Director, Region II, Diamond Walnut Growers, Inc.
Past Advisory Council, Member, Region II, Diamond Walnut Growers, Inc.
Completion of Diamond ‘s Future Leaders Conference
Completion of Walnut Management Short Course, U. C. Davis
Walnut Grower for 29 years

Past and Present Boards and Committees Served on for Business Organizations
Board of Director, Region II, Diamond Walnut Growers, Inc.
Member, Diamond Walnut Growers, Inc., Evaluation and Grower Relations Committee
Past Advisory Council Member, Region II, Diamond Walnut Growers, Inc.
Past President, San Joaquin County Citizens Land Alliance
Past Director, West Stanislaus Growers Association
Past Chairman, San Joaquin County Farm Bureau Tracy Farm Center
Past member, Political Action Committee, NISEI Farmers League
Member of San Joaquin County Farm Bureau

Educational Background:
Tracy Joint Union High School
San Joaquin County Delta College
U.C. Davis: Walnut Management Short Course
U.C. Davis: Almond Management Short Course
University of Phoenix, Business Management Program, in progress

Statement for Office:

It has been an honor and a privilege to serve as your Director the past four years. I am proud of the changes Diamond has developed to continue its record growth and how our company has built strategies to meet the many challenges we face of larger crops to process and market, in an ever-changing marketplace.

To prepare for the future, Diamond’s Board of Directors and Management developed long-term strategies to strengthen Diamond’s financial position and at the same time provide genuine equity to our growers as well as capitalize on getting our leading brands and walnut products into new markets. Diamond’s Board is recommending to its membership converting our cooperative to a publicly traded “for profit” company. I support this proposal.

I believe the strength of Diamond is through its brands and commitment to effective marketing and selling products at the highest quality standards, exercised through effective management, ensuring long-term profitable returns to its owners. I am confident in the equity-based company structure and believe the conversion is a great opportunity for our company to grow and prosper.

Diamond’s leadership in developing new products and markets is demonstrated by adding walnuts i.e., Emerald Nuts in the snack food aisle and Diamond’s walnut topping in a McDonald’s product, thus adding walnuts into new markets. I believe Diamond has just opened the door to new levels of walnut products and sales and is in a great position to capitalize on these opportunities. It is clear: Diamond growers will benefit as Diamond moves more walnuts into new markets at higher prices, and profit as shareholders owning the company that processes and markets their walnuts.

I take the fiduciary responsibilities as a Board member seriously, and I will be proactive in protecting and building our members’ hard earned equity. I am proud Diamond has met the challenge of providing a greater value to its owners and I will continue to work to ensure Diamond’s success. I will work to ensure Diamond’s relationship with its growers is positive by addressing growers’ needs with efficient crop deliveries, efficient processing and competitive payments, paid in a timely manner. It is with great interest and dedication to the members of Diamond that I seek your support to represent you on the Board of Directors.

ADDITIONAL INFORMATION ABOUT THE CONVERSION AND WHERE TO FIND IT

On May 3, 2005, Diamond Foods, Inc. filed an amended registration statement with the SEC containing an amended preliminary disclosure statement/prospectus regarding the conversion. We urge you to read this amended preliminary disclosure statement/prospectus and the definitive disclosure statement/prospectus when it becomes available and any other relevant materials filed by Diamond Foods, Inc. or Diamond Walnut Growers, Inc. with the SEC because they contain, or will contain, important information about the conversion. These documents are available for free at the SEC web site (www.sec.gov) or by contacting Diamond Walnut Growers, Inc.

Diamond Foods, Inc. and Diamond Walnut Growers, Inc., their respective directors, officers and employees may be deemed to be participants in the solicitation of proxies in favor of the conversion from the members of Diamond Walnut Growers, Inc. Information about the directors and officers of Diamond Foods, Inc. and Diamond Walnut Growers, Inc. and the interests they may have in the conversion is available in the amended preliminary disclosure statement/prospectus which is included in the registration statement filed by Diamond Foods, Inc. with the SEC on May 3, 2005.